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MADECO S.A.

ANNOUNCES FOURTH QUARTER 2003

CONSOLIDATED RESULTS

(Santiago, Chile, March 22nd, 2004) Madeco S.A. ("Madeco") (NYSE: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended December 31st, 2003. All figures are expressed in Chilean pesos as of December 31st, 2003 (the year-over-year CPI variation totaled 1.0%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$593.80).

QUARTER HIGHLIGHTS

  Strong appreciation of the Chilean peso against the US dollar of 10% during 4Q03 affects revenues, costs and expenses indexed to the US dollar.

  Volume sales increased 7% in 4Q03 when compared to 4Q02.

  Average cooper price in US$ increased 33% in 4Q03 in relation to 4Q02

  Strong and steep increase of 30% in the price of copper during 4Q03 causes lag in the transfer of the increase in raw material costs to final sales prices in the Wire and Cable and Brass Mills Business Units.

  Non operating losses are mainly explained by the direct subsidiary Metal Overseas S.A. which as of December 31, 2003 has provisions recognized for its 50% interest in Optel Ltda. ("Optel") and other expenses totaling Ch$4,917 million, as a result of the unfavorable decision for the Company in the arbitration proceeding that it had against Corning International Corporation ("Corming Inc."), owner of the other 50% of Optel, about which the Company was informed on November 11th, 2003. As a consequence of the preceding comments, Metal Overseas S.A., has lost management control of Optel and this indirect subsidiary has not been consolidated at December 31, 2003, being treated as an affiliate.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (EXHIBITS 1 & 2)

Revenues generated in 4Q03 reached Ch$53,712 million, a 2.1% decrease when compared to 4Q02, which reflects mainly the effect of a 17% appreciation of the Chilean peso against the US dollar. The wire and cables revenues, which represent 35% of consolidated sales, are the most affected ones by variations of the exchange rate in Chile, as foreign subsidiaries represent 82% of total revenues of the business unit. Although quarterly revenues were driven by the increase of average price of copper between both periods (33% in US$ and 10% in Ch$) and the partial transfer to final prices of this increase (mainly during the 4Q03), in addition to a 7.0% increase of volume sales, these drivers were not enough to compensate effect of the appreciation of the Chilean peso.

Gross income for 4Q03 was Ch$5,563 million, a 16.1% decrease compared to the same period of the previous year, explained mainly by a decrease of consolidated gross margin from 12.1% in 4Q02 to 10.4% in 4Q03. The lower gross margin is a consequence of the lag between the strong and abrupt increase of copper price and its transfer to final sales prices in the Cables and Brass Mills Business Units, partially compensated by improvements in margins of the Flexible Packaging and Aluminum Profiles Business Units.

Operating income of the Company totaled Ch$176 million in 4Q03 an improvement from the loss of Ch$962 million recorded in same period of the previous year. This positive evolution reflects mainly the reduction of Ch$2,201 million in SG&A expenses, equivalent to a 29.0% decrease between both periods, as a result the expenses rationalization efforts carried out at all levels of the organization during the year 2003, the effect of adjustments related to Optel Ltda. and the effect of the appreciation of the Chilean peso. The operating margin was 0.3% in 4Q03 that compares to a negative margin of 1.8% in 4Q02.

Non-operating losses of the Company in 4Q03 reached Ch$10,103 million, compared to losses of Ch$6,085 million posted in same period of the previous year.

  Net financial expenses amounted to Ch$1,491 million in 4T03, a decrease of 60.6% when compared to the Ch$3,780 million of 4T02. This reduction reflects the financial restructuring that allowed the Company to reduce its financial liabilities in Ch$70,749 million during year 2003 and a lower exchange rate that affects the US dollar-indexed liabilities.

  Other non-operating expenses totaled Ch$8,590 million in 4Q03, compared to Ch$13,617 million in the same period of the previous year. Non-operating expenses in this quarter comprise Ch$4,917 million in connection with Optel Ltda., provisions for Ch$1,449 million in the subsidiary Decker-Indelqui S.A. related to reappraisal of assets, provisions for pending lawsuits and amortization of depreciation of idle assets, and Ch$1,302 million corresponding to provisions and reappraisal of fixed assets in the subsidiary Armat S.A.

  Exchange rate differences generated losses for Ch$1,168 million in 4Q03 that are explained mainly by losses of Ch$544 million and Ch$536 million due to the effect of the decrease of exchange rate on US dollar-indexed net assets (US dollar-indexed financial liabilities decreased from 53% in Dic-02 to 16% in Dic-03) and translation losses from foreign subsidiaries respectively. Exchange rate differences generated an income of Ch$10,150 million in 4Q02 as a result of the appreciation of the Chilean peso against the US dollar (Ch$4,901 million) and an adjustment in provisions related to Decker-Indelqui S.A. due to the stabilization of the Argentine currency (Ch$4,941 million) after a period of high volatility.

Net loss before taxes in the 4Q03 reached to Ch$9,927 million that compares to a loss of Ch$7,047 million 4Q02.

  Income taxes yielded in 4Q03 and 4Q02 represented a charge of Ch$640 million and a credit of Ch$3,142 million, respectively.

  Minority interest in the Company's results reflect the interest of minority shareholders in net income, primarily of the subsidiary Alusa S.A., resulting in a charge of Ch$697 million in 4Q03.

In conclusion, net losses after taxes and minority interest in 4Q03 amounted to Ch$11,212 million, compared to losses of Ch$4,327 million registered in the same period of the previous year.

BUSINESS UNIT ANALYSIS (EXHIBITS 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the fourth quarter period. The fourth quarter and annual results by business units are included as exhibits in this report.

Wire & Cable

Revenues in 4Q03 reached Ch$23,636 million, a decrease of 8.6% compared with Ch$25,847 million reported in same period of year 2002. This lower sales figure is explained mainly by the 17% appreciation of the Chilean peso against the US dollar in year 2003, as foreign subsidiaries represent 82% of total revenues of the business unit, and the effect of Optel Ltda. which is not consolidated in 2003 financials. This effect was partially compensated by an increase of 14% and 7% in volume sales in Chile and Peru, respectively, and the partial transfer to sales prices of the increase of raw material costs.

COGS reached Ch$22,794 million in 4Q03, 6.6% lower than the same period of the previous year, reflecting mainly the effect of the exchange rate variation and the effect of Optel Ltda. which is not consolidated in 2003 financials, partially compensated by the increase in the cost of raw material.

SG&A expenses in 4Q03 amounted to Ch$1,710 million, a decrease of 45.5% from Ch$3,137 million reported in 4Q02. The reduction of this item is the result of the expenses rationalization efforts carried out by the Company, the effect of Optel Ltda. which is not consolidated in 2003 financials and the effect of the appreciation of the Chilean peso on the translation of expenses from foreign subsidiaries.

Brass Mills

Revenues amounted to Ch$13,323 million in 4Q03, a growth of 4.5% from 4Q02, explained by increases of 148% and 6% in volume sales of Decker-Indelqui S.A. and Madeco-Chile respectively and the partial transfer to sales prices of the increase of copper price. These effects were partially compensated by the appreciation of the Chilean Peso and a decrease of average prices in the subsidiary Armat S.A. (coin blanks) due to the change in product mix between both periods.

COGS increased 19.2%, from Ch$10,603 million in 4Q02 to Ch$12,644 million in the current quarter, explained by the increase in volume sales and higher copper prices, partially compensated by the decrease of exchange rate in Chile between both periods.

SG&A expenses were reduced by 39,6% to Ch$980 million in 4Q03 from the same period of the previous year, as a result of the expenses rationalization efforts carried out by the management and the reduction of administrative expenses at Armat S.A. after the absorption of these functions by Madeco-Chile.

Flexible Packaging

Total revenues in 4Q03 were Ch$9,496 million, an increase of 2.2% when compared to the same period of 2002. These higher sales figures reflect the increase of 6.7% and 4.6% in volume sales and average price of Alusa-Chile respectively, partially compensated by the effect of the appreciation of the Chilean peso against the US dollar on the sales reported by the subsidiary Aluflex in Argentina.

COGS totaled Ch$7,636 million in the period, a decrease of 6.7% when compared to 4Q02, as a result of the significant increase in the gross margin of Alusa-Chile, which reached 19.0%, and the effect of the variation of exchange rate in Chile on the costs of Aluflex.

SG&A expenses amounted to Ch$851 million in 4Q03, similar to the same period of the previous year, which is explained by higher sales expenses in Chile compensated by the effect of the exchange rate on the expenses of Aluflex-Argentina.

Aluminum Profiles

Revenues in 4Q03 were Ch$7,257 million, an increase of 3.9% from 4Q02, as a result of a 7% growth in volume sales due to the recovery of the construction sector in Chile, partially compensated by a decrease of 2.7% in average prices.

COGS were stable reflecting a remarkable increase in gross margin from 27.5% in 4Q02 to 30.1% in 4Q03.

SG&A expenses increased 18.6% from Ch$1,125 million in 4Q02 to Ch$1,334 million, mainly due to higher sales expenses reflecting a growth in activity and the diversification of the client base.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

The following discussion is based on the Company's Balance figures as of December 31st, 2003 and 2002. The year-end Balance figures for years 2003 and 2002 are included as exhibits in this report.

Total assets of the company as of December 31st, 2003 totaled Ch$353,676 million, what represents a decrease of Ch$28,258 million from 2002 year-end figures.

Main changes in assets between both periods are related to:

  Increase of Ch$15,994 million in Cash and Time Deposits, explained by the cash surplus collected in the capital increase process carried out during 2003, most of which will be used, together with additional Ch$9,103 million invested in securities purchased under agreement to sell and presented under Other Current Assets, to amortize financial liabilities during year 2004.

  Decrease of Ch$40,485 million in Net Fixed Assets, or 19%, due mainly to the effect of exchange rate variation on the translation to Chilean pesos of fixed assets from foreign subsidiaries, which represented 54% of consolidated fixed assets as of year-end 2003. (the Equity account Other Reserves reflects this effect according to the enforcement of Technical Bulletin N64 from the Chilean Institute of Accountants in connection with investments abroad)

  Decrease of Ch$8,915 million in Goodwill, reflecting the amortization of the period for Ch$1,844 million and the effect of exchange rate variation on the translation to Chilean pesos of the period-end balance of foreign subsidiaries, which represented 95% of the consolidated Goodwill balance as of year-end 2003.

The main changes in liabilities between both periods refer to:

  Reduction of Ch$59,179 million in Bank Debt as a result mainly of the scheduled amortization, the financial restructuring carried out by the Company during 2003 and the impact of the exchange rate variation on the US dollar-indexed bank debt, which represented 28% of total bank debt as of period-end.

  Decrease of Ch$12,190 million in Bonds Payable due to scheduled payments in 2003 and the capitalization subscribed by some bondholders within the aforementioned capital increase process.

Equity increased Ch$47,345 million reflecting mainly the combined effect Ch$95,114 million from the capital increase carried out during 2003, the net loss of the year of Ch$16,734 million and a Ch$30,380 million decrease in Other Reserves resulting from the enforcement of Technical Bulletin N64 from the Chilean Institute of Accountants in connection with investments abroad.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Figures presented above differ from those presented in the Company's previous press releases for the year 2002 due to a change in measuring volume sales. While volume sales calculations previously included metal as well as insulating materials, the Company is now including only metal used in the production of its wire and cable products.

Figures presented above differ from those presented in the Company's previous press releases for the year 2002 due to a change in measuring volume sales. While volume sales calculations previously included metal as well as insulating materials, the Company is now including only metal used in the production of its wire and cable products.